Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

October 9, 2006

Re:	Telefónica del Perú S.A.A.
Form 20-F for the year ended December 31, 2005
Filed April 13, 2006
File No. 1-14404

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
Washington, D.C. 20549-5546

Dear Ms. Blye:

     On behalf of Telefónica del Perú S.A.A., a Peruvian corporation (“TdP” or the “Company”), please find attached as Attachment A TdP’s response to the Staff’s comment included in its letter dated September 25, 2006 in connection with its review of TdP’s Form 20-F for the year ended December 31, 2005.

     If you have any further comments after receiving this letter, TdP would be pleased to discuss them with you and the other members of the Staff reviewing its Form 20-F, and provide you with written responses addressing such matters.

     Please do not hesitate to contact me at 212-450-6095 should you have any questions or comments regarding the foregoing.

Very truly yours

/s/ Manuel Garciadiaz

Manuel Garciadiaz

Attachment

ATTACHMENT A

1.      We note from page 25 of your Form 20-F, and from your corporate website, that you provide long-distance calling services to Cuba. Cuba is identified as a state sponsor of terrorism by the U.S. State Department, and is subject to U.S. asset controls and exports controls. Please describe the nature and extent of your past, current, and anticipated contacts with Cuba, whether through direct or indirect arrangements. Your response should describe any contacts, including any agreements or commercial arrangements, you may have with the government of Cuba or entities controlled by or affiliated with the government.

     In response to the Staff’s comment, our past, current and anticipated contact with Cuba is very limited. We are Peru’s largest telecommunications carrier. We offer long-distance telephone service to/from Peru to other Latin American countries (including Cuba). We have a commercial arrangement with Empresa de Telecomunicaciones de Cuba S.A. – ETECSA (the Cuban telecommunications carrier) with respect to long-distance telephone service between Peru and Cuba. The arrangement is currently governed by a letter between us and ETECSA dated January 29, 2002 and amended by an email on October 16, 2003. The letter simply sets out the applicable settlement rates for long-distance calls to/from Peru and Cuba. As set out in our response to comment 2 below, the level of long-distance telephone activity between Peru and Cuba is insignificant. We have no other direct or indirect arrangement with the government of Cuba or entities controlled by or affiliated with the government.

2.      Please discuss the materiality of your contacts with Cuba, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact to corporate activities upon a company’s reputation and share value.

     We do not believe that our contacts with Cuba (as set out in our response to comment 1 above) constitutes a material investment risk for our security holders. Historically, outgoing call traffic from Peru to Cuba has been larger than incoming call traffic from Cuba to Peru. Accordingly, we have made payments under our commercial arrangements and in turn not received any revenues from ETECSA. These payments amounted to EURO 160,685 in 2005 (representing 0.02% of our total revenues (approximately EURO 872 million)). Because we are Peru’s largest telecommunications carrier, our customers and security holders expect us to offer long-distance telephone services from/to Peru to as many countries as possible. We do not believe there are material qualitative risks related to our limited contact with Cuba in light of our business and the insignificant amount of call traffic from/to Peru and Cuba.

TELEFONICA DEL PERU S.A.A

COMPANY STATEMENT

     On behalf of TELEFONICA DEL PERU S.A.A., a Peruvian corporation (the “Company”), the undersigned hereby acknowledges the following:

     1.      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     2.      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     3.      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, I have executed this statement of the Company on this 9th day of October, 2006.

TELEFONICA DEL PERU S.A.A.

By: /s/ Fermin Alvarez Carril
Name: Fermin Alvarez Carril
Title: Chief Financial Officer